Exhibit 12.01

XCEL ENERGY INC. AND SUBSIDIARIES
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(amounts in thousands of dollars)

	Year Ended Dec. 31,
	2009	2008	2007	2006	2005
Earnings as defined:
Pretax income from operations	$1,056,838	$984,406	$870,383	$750,092	$672,577
Add: Fixed charges	705,740	654,080	722,561	622,554	593,707
Deduct: Undistributed equity in earnings of unconsolidated affiliates	24,664	3,571	1,900	2,775	712
Earnings as defined	$1,737,914	$1,634,915	$1,591,044	$1,369,871	$1,265,572

Fixed charges:
Interest charges	$561,654	$552,919	$563,438	$486,967	$463,370
Interest charges on life insurance policy borrowings	324	248	105,396	117,536	107,610
Interest component of leases	143,762	100,913	53,727	18,051	22,727
Total fixed charges	$705,740	$654,080	$722,561	$622,554	$593,707
Ratio of earnings to fixed charges	2.5	2.5	2.2	2.2	2.1